Exhibit 99.58

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated August 27, 2019 with respect to the consolidated financial statements of Uranium Royalty Corp. (the “Company”) as at and for the years ended April 30, 2019 and 2018 included in Exhibit 99.54 to the Registration Statement on Form 40-F of the Company for the registration of its common shares.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

April 22, 2021